ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JULY 3, 2020
(with comparative figures as at June 28, 2019)
(expressed in U.S. dollars)

ASSETS

	2020	2019
CURRENT		
Cash	$ 1,250,666	$ 1,094,519
Due from affiliates (note 4)	1,330	30,487
Government remittances recoverable	-	779
	1,251,996	1,125,785
OTHER		
Deferred income taxes (note 5)	27,972	29,075
TOTAL ASSETS	$ 1,279,968	$ 1,154,860

LIABILITIES

	2020	2019
CURRENT		
Accounts payable and accrued liabilities	$ 28,482	$ 67,828
Due to affiliate (note 4)	584,205	427,122
Government remittances payable	4,313	-
TOTAL LIABILITIES	617,000	494,950

STOCKHOLDER'S EQUITY

	2020	2019
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL	300,000	300,000
DEFICIT	(375,405)	(378,463)
TOTAL STOCKHOLDER'S EQUITY	662,968	659,910
	$ 1,279,968	$ 1,154,860

Approved and authorized for issue by the Company's board of directors on August 26, 2020.

[signature] DIRECTOR

_____________________ DIRECTOR

See accompanying notes to statement of financial condition.